Exhibit 4.1.3

ICC WORLDWIDE, INC.

CERTIFICATE OF DESIGNATION
INCREASING THE NUMBER OF SHARES OF PREFERRED STOCK
DESIGNATED AS SERIES C PREFERRED STOCK OF
ICC WORLDWIDE, INC.

 ICC WORLDWIDE, INC. (formerly Torbay Holdings, Inc.), a Delaware corporation (the "Corporation"), certifies that pursuant to the authority contained in Article Fourth of its Certificate of Incorporation and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Corporation has the authority to issue 30,000,000 shares of Preferred Stock, par value $0.0001 per share; and, further

The Board of Directors of the Corporation has the authority to issue any or all of such shares in one or more series and by resolution to provide for the designation of each series to be issued pursuant to the foregoing authority.

The Board of Directors previously designated 700,000 shares as Series 1 Preferred Stock, 10,000,000 shares of Series B Preferred Stock, and 7,500,000 as Series C Preferred Stock leaving 11,800,000 shares undesignated.

On December 3, 2007, the Board of Directors of the Corporation unanimously adopted the following resolution regarding the designation of an additional 2,500,000 shares of preferred stock as Series C Preferred Stock. This brings the total of preferred stock designated as Series C Preferred Stock to 10,000,000:

“RESOLVED that the Board of Directors of the Company hereby ratifies the filing of the Certificate of Designation with the Delaware Secretary of State to increase the number of shares of preferred stock designated as Series C Preferred Stock from 7,500,000 to a total of 10,000,000 shares.”

IN WITNESS WHEREOF, TORBAY HOLDINGS, INC. has caused this Certificate of Designation to be executed by its President and attested to by its Secretary this 14th day of December, 2007.

TORBAY HOLDINGS, INC.

/s/ Richard K Lauer
President
ATTEST:

/s/ Richard K Lauer
Secretary